UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Haleon Full Year Results 2022 dated March 02, 2023

99.1

2 March 2023
2022 Full year results
Twelve months ended 31 December 2022 (unaudited)

Strong growth with a healthy balance of price and positive volume/mix
●	FY Revenue +13.8% to £10,858m, organic growth +9.0% with 4.3% price and 4.7% volume/mix
●	Positive Power Brand performance across the portfolio, +10.1% organic growth
●	2/3 of our business gained or maintained market share1 in the 12 months ended 31 December 2022

Pricing and efficiencies offsetting inflationary pressures
●	FY Reported operating profit increased 11.4% to £1,825m
●	FY Adjusted operating profit increased 13.8% to £2,472m, up 5.9% constant currency
●	FY Adjusted operating profit margin 22.8%, flat year on year

Continued high cash generation
●	FY net cash flow from operating activities was £2,063m, which included £435m related to the net cash outflow from separation, restructuring and disposals; FY 2022 Free cash flow of £1,579m
●	Net debt at 31 December 2022 was £9,868m, with 3.6x net debt/adjusted EBITDA
●	Inaugural final dividend proposed of 2.4p per share in respect of trading since demerger on 18 July 2022

Positive outlook for 20232, settlement on majority of PPI cases
●	FY2023 organic revenue growth expected to be 4-6%
●	FY2023 adjusted operating profit margin broadly flat after adverse transactional FX of c. 40bps
●	Settlement reached to resolve the vast majority of PPI cases (Nexium24HR and Prevacid24HR)
●	Positioned well to deliver on medium term guidance

Brian McNamara, Chief Executive Officer, Haleon said:

"2022 was an extraordinary year for Haleon, having successfully demerged from GSK to become the first listed company 100% focused on consumer health. All the result of significant work and commitment from our colleagues around the world, and I would like to thank them for their tireless efforts and achievements.

In our first FY results, we delivered a strong performance whilst navigating a highly volatile environment. Our organic revenue growth of 9.0% was well balanced between volume and price, with two thirds of the business gaining or holding share. This performance reflected the quality of our portfolio of category leading brands, successful innovation, and excellent execution in market.

Our agility across the business resulted in adjusted operating profit growth of 5.9% constant currency despite significant inflation, standalone costs and adverse transactional FX. Strong free cash flow generation of £1.6bn enabled us to de-lever and provides us with increased confidence in reducing debt faster than originally expected.

As a standalone company we also further developed our Responsible Business agenda, particularly on health inclusivity and made progress delivering on our environmental ambitions."

Adjusted results3			Reported results
Twelve months ended 31 December	2022	vs 2021		2022	vs 2021
Organic revenue growth		9.0%	Revenue	£10,858m	13.8%
Adjusted operating profit	£2,472m	5.9%4	Operating profit	£1,825m	11.4%
Adjusted operating profit margin	22.8%	(60)bps,4	Operating profit margin	16.8%	(40) bps
Adjusted diluted earnings per share	18.4p	2.8%	Diluted earnings per share	11.5p	(23.8)%
Free cash flow	£1,579m	£406m	Net cash flow from operating activities	£2,063m	£707m
1. Market share statements throughout this report are estimates based on the Group's analysis of third party market data of revenue for 2022 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers > 85% of
Haleon's total revenue).
2. The commentary in this announcement contain forward-looking statements and should be read in conjunction with the cautionary note on page 23.
3. Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin, Adjusted diluted earnings per share and Free cash flow are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 24 to 31.
4. Change at constant currency.

Outlook

For FY 2023 the Company expects:
●	Organic revenue growth of 4-6%
●	Adjusted operating profit margin broadly flat after absorbing c.40 bps adverse transactional foreign exchange impact based on current market rates1
●	Net interest expense of c. £350m
●	Adjusted effective tax rate of 23-24%
1. As at 10 February 2023

Haleon's evolution into an agile Consumer Health organisation

As a standalone company we are now taking advantage of opportunities to evolve at speed across productivity, growth and portfolio.

●
 Increasing agility and productivity across the business: We have identified further opportunities to optimise existing processes and structures to become more agile. This will result in annualised gross cost savings of c. £300 million over the next 3 years, with the benefits largely in FY 2024 and FY 2025. We expect to incur c.£150m restructuring costs in both FY 2023 and FY 2024.

●
Growth and portfolio: We have identified further opportunities to drive growth across our strong portfolio of brands and structural growth categories. We will invest behind these opportunities particularly in areas such as innovation and are targeting to grow A&P and R&D ahead of sales. Furthermore, we will be proactive in managing our portfolio and will remain rigorous and disciplined where there are opportunities for bolt-on acquisitions and divestment.

Taken together, these initiatives give us the capacity to invest and fuel our confidence in delivering 4-6% organic top line growth whilst delivering on our guidance of sustainable moderate margin expansion.

Update on litigation

The Group recently reached a settlement agreement with plaintiffs' counsel to resolve the vast majority of PPI cases (Nexium24HR and Prevacid24HR) pending against the Group.  The financial impact is included in the FY results and is not material to the Group's financial position, results of operations or cash flows.

Dividend

Consistent with our previous guidance, the Board is declaring a FY 2022 dividend of 2.4 pence which represents approx. 30% of adjusted earnings for the period since listing.

Subject to shareholder approval, this dividend will be paid on 27 April 2023 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 17 March 2023 (the record date). The ex-dividend date is 16 March 2023. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline for the DRIP is 4 April 2023.

Reflecting our stated priorities to invest into the business for growth and reduce leverage our current intention is, subject to Board approval, to maintain our pay-out ratio around the current level.

Subject to Board approval, future ordinary dividends are expected to be paid half-yearly with approximately one third of the dividend paid as an interim dividend, following the Company's half-year results and paid in October, and the balance paid as a final dividend, subject to shareholder approval, following the Company's Annual General Meeting.

Presentation for analysts and shareholders:

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Tobias Hestler, Chief Financial Officer, will be available shortly after 7am BST (8am CET) on 2 March 2023 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9:30am GMT (10:30am CET).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:              0800 640 6441
US:              +1 646 664 1960
All other:       +44 203 936 2999
Passcode:      77 03 05

An archived webcast of the presentation will be available later on the day of the results and can be accessed at https://www.haleon.com/investors/

Financial reporting calendar

Q1 2023 Trading Statement 3 May 2023
HY 2023 Results 2 August 2023

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133	Louise Pyman	+44 7586 495121
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Guiding strategy

Haleon is led by its purpose to deliver better everyday health with humanity.

A clear approach to deliver on our growth ambitions is built on a world class portfolio of category leading brands in a growing sector across an attractive geographic footprint. This leverages competitive capabilities combining human understanding with trusted science, brand building and innovation, leading route to market and leading digital capabilities.

Haleon aims to outperform through a focus on increasing household penetration and capitalising on new and emerging growth opportunities across channels and geographies, underpinned by a strong focus on execution and financial discipline to improve profitability and sustain reinvestment in growth. Critically, running a responsible business, which is integral to all that we do, allows Haleon to reduce risk and support performance.

Taken together, this is expected to drive 4-6% organic annual revenue growth, a moderate expansion in our margins while supporting our investment for growth, delivering consistent high cash conversion and maintaining a focus on our clear and disciplined capital allocation policy.

Business review - Delivering growth

The strength of Haleon's portfolio resulted in 9.0% organic growth during the year, with the growth of Power Brands ahead of this at 10.1%. Throughout the year, Haleon's agility and strategy to outperform continued to deliver results through market share gains driven by increased household penetration driven by exciting innovations and activations. Across the portfolio and in the full year, two thirds of Haleon's business gained or maintained market share.

Leading portfolio - performance driven by innovation, brand building and geographic and channel expansion

In Oral Health, where revenue increased 8.6% and organic revenue grew 5.6%, Haleon maintained its track record of market outperformance, with sales double the growth rate of the overall market, mainly driven by increased penetration resulting in market share gains across the portfolio, with all 3 Power Brands Sensodyne, parodontax and Polident/Poligrip outperforming. This growth was driven by strong brand building campaigns and activation, key innovations and geographic expansion. We launched a new formula with superior cleaning with Sensodyne Complete Protection, continued building and activating the successful Sensodyne Sensitivity & Gum across markets. The launch of parodontax Gum+ paste, targeting bacteria between teeth and using technology to neutralise bad breath in over ten markets, performed well, driving continued market share gain. The parodontax brand geographic expansion was also supported in India and South Africa leveraging investment in Expert marketing capability. In Dental Appliance Care, Poligrip Power Max Hold+ with a precision nozzle was launched in over 15 markets and is outperforming, growing the overall category.

In Vitamins, Minerals and Supplements, Haleon continued to see share gain with 11.6% revenue growth and 5.0% organic growth. As expected, growth slowed in the second half as the Group lapped tough comparatives in the US from new capacity coming on stream and increased consumption during Covid waves in 2021. Importantly, underlying consumption remained broadly steady through the year. Centrum outperformed growing share driven by new engaging brand campaigns, new benefits innovations including products centred around immunity with more natural and herbal ingredients saw strong growth from geographic expansion in Middle East and Latin America.  Haleon continued to build on its trusted science, reinforcing brand differentiation, with the clinical study completed on Centrum Silver tablets, which demonstrated positive results on cognitive capabilities of adults 65 years and older, thereby providing a new claim and activation for the product. The brand also saw strong growth from geographic expansion in Middle East, LatAm, and in India we launched the brand in H2 and there remains significant headroom for increased penetration.

In the US, Emergen-C continued to see growth with younger and more diverse households through innovation such as Emergen-C Kidz. In China, a gummy innovation for Caltrate enabled the brand to reach new younger consumers. In addition, locally relevant brands such as Scotts, BeTotal and Calsource delivered double digit growth.

In Pain Relief, revenue increased 14.0% and organic revenue growth was 8.9%. A standout performer was Panadol which again gained share and saw organic growth in the high-teens percent. Given the prolonged and sustained cold and flu season and resulting increased demand for the brand through agility and execution in market the brand gained share overall. The Take care Panadol campaign was particularly successful, launched in over 10 markets amplifying brand activation and relevance during a key Covid vaccination period, driving brand growth and externally recognised with industry awards. Advil also saw strong growth benefitting from increased market activation and consumption during the cold and flu season. The topical market continues to see weakness largely due to strong consumption in the systemic analgesics market. That said, Voltaren was up low single digit overall helped by innovation leveraging clinical data.

In Respiratory Health, revenue increased 39.5% and organic revenue growth of 32.6% reflected the strong cold and flu season with sales significantly above 2019 levels in North America and Europe in Q4. Cold and flu added 3% to Group organic sales in 2022. Theraflu was supported by innovation launches including Theraflu Flu Relief and excellent commercial execution which enabled the brand to meet strong demand. Allergy organic revenue was up mid-single digit driven by Flonase and we launched a differentiated multi-symptom formula innovation (pain reliever, antihistamine, decongestant) Flonase Flare Up Relief designed to attract consumers looking for rapid relief.

Digestive Health and Other saw 7.4% revenue growth with organic revenue growth of 2.9%, this business is split across three areas, c.50% digestive, c.25% skin health and c.25% smoking cessation brands. Challenging conditions in the preventative antacid market adversely impacted Nexium, although our brands in the immediate relief antacid category (e.g. Tums) saw growth. Skin Health saw high-single digit growth, helped by Chapstick following the addition of a new value distribution channel. In smoking cessation organic growth was slightly down primarily reflecting a number of large retailers reducing inventory towards the end of the year.

Innovation accelerating growth

The focus on innovation to accelerate growth continued and we strengthened the portfolio with new launches. During the year locally relevant propositions were launched across several markets, targeting a younger consumer base for whom relevance is increased with natural based propositions. These included Robitussin Elderberry, and Emergen-C botanicals in the US, and non-medicated Otrivin Breathe Clean and Theraflu Pro-Naturals in Central and Eastern Europe.

Marketing effectiveness

Haleon Advertising and Promotion (A&P) spend was up 4% at actual exchange rates (AER) and flat at constant currency (CER) for the year, with spend equally split between offline and online media channels. Importantly, consumer facing A&P spend excluding Russia was up 6% (CER) for the year. In addition, Haleon drove further efficiencies in A&P spend from bringing production in-house. Furthermore, spend declined in Russia.

Within our A&P spend, Haleon placed greater investment on streaming channels, retail media (commerce) and search directed towards e-commerce. Marketing to Healthcare professionals strengthened, with Haleon's HealthPartner portal now live in 50 markets, having recorded over 10 million unique visitors. During the year, a number of successful marketing campaigns supported performance with Haleon winning multiple awards globally across creative and design.

Increased channel penetration

Within the channels there remains an opportunity for increased e-commerce penetration, and e-commerce grew 16% to 9% of total sales. Improved content, optimised media, increased investment in high traffic events as well as refreshed 'brand stores' contributed to growth. In the US and China, Haleon's two largest e-commerce markets, sales grew 7% and 40%, respectively. Haleon also continues to invest in digital capabilities across the business and was recognised for the second year in a row at the Global Search Awards.

Supported by strong execution and financial discipline

The business remains focused on driving efficiency, effectiveness and agility to ensure investment delivers positive returns.

Haleon successfully separated from GSK in July 2022, including the completion of a technology systems cut over demonstrating strong execution and capabilities across the business, and successfully hiring and standing up all functions needed to operate independently. Since then, the business has operated successfully as a standalone company, with the total costs for this of c.£0.2bn incurred during the year, including costs related to software, the majority of which are in the cloud rather than on-premise.

The costs to run independently were partly offset by the incremental Pfizer synergies delivered during the year, taking the aggregate annual synergies to over £600m (increased from £500m at the Capital Markets Day in February 2022).

The Group remains focused on maintaining an efficient business. Initiatives to drive value from third-party expenditure and offset headwinds from input prices and commodity inflation continue, including forward buying, value engineering and new supplier introduction, and initiatives to ensure continuity of supply. Over the year, Haleon managed to largely offset significant inflationary cost pressures particularly on raw materials through a combination of pricing, forward buying and other initiatives. That said, an increase in freight costs and commodity costs along with transactional FX losses resulted in adjusted gross profit margin across the business being down 50bps at AER to 62.4%.

Furthermore, across the business, Haleon also undertook SKU rationalisation, improved logistics productivity through warehousing and outbound freight consolidation which helped to partially offset freight and distribution cost inflation. Simultaneously, the business continued its insourcing initiatives, improved return on investment on promotional spend and optimised price-pack architecture across the portfolio.

At the demerger, Haleon had net debt of £10,707m. Strong cash generation since the separation from GSK, resulted in net debt at 31 December 2022 of £9,868m, which underpins Haleon's confidence in its expectation to de-lever rapidly to an expected level of less than 3x net debt/Adjusted EBITDA during 2024. Following demerger, Haleon fully repaid £1.5bn of its term loan through a combination of operational cash flows and £0.3bn of commercial paper issuance in H2. Net debt at 31 December 2022 included £75m of adverse translation FX incurred since the demerger. As debt is largely matched to the regions where profit is earned, there is a natural hedge on foreign exchange movements over time. At 31 December 2022, 87% of debt was fixed with the balance being exposed to floating rates.

To further optimise its capital structure, on 2 March 2023, shortly after the opening of the NYSE, Haleon will announce its intention to exercise its option to redeem at par the $300m of Callable floating Rate Senior Notes due in 2024 on 24 March 2023.

Running a responsible business

Running a responsible business remains an integral part of our strategy. Haleon remains committed to reducing our environmental impact, making everyday health more inclusive, and operating with ethical and responsible standards of conduct.

Progressing against existing environmental targets
Haleon is on track to reduce its net Scope 1 and 2 carbon emissions by 100% by 2030 (versus its 2020 baseline). Initiatives in 2022 included the achievements of 100% renewable electricity across all Haleon sites which we directly control and of Haleon's first carbon neutral site in Suzhou, China aligned with PAS 2060. Also in 2022, Haleon has announced its ambition to achieve Net Zero carbon emissions from source to sale by 2040 aligned to guidance from The Climate Pledge and Race to Zero, as well as submitted its Scope 1, 2 and 3 goals to the Science Based Targets Initiative for verification and has registered its commitment to Net Zero.

Haleon continues to develop solutions for all product packaging to be recycle-ready by 2025. Healthcare packaging currently has limited recyclability in the current waste infrastructure due to challenges associated with the collection and sorting of small formats. For this reason, our recycle-ready goal is a key milestone towards making all packaging recyclable or reusable by 2030, where safety, quality and regulations permit. Supporting initiatives in 2022 included the launch of ENO in a recycle-ready format in India. Haleon has also launched a new mouthwash bottle for Aquafresh in Europe that uses 20% less plastic and is recycle-ready. The roll-out of recycle-ready toothpaste tubes also continues across Oral Healthcare brands, with over 350 million recycle-ready toothpaste tubes launched in market in 2022.

Opportunity to make a difference with health inclusivity
We believe that Haleon has a compelling opportunity to make a meaningful difference to helping improve health inclusivity. Haleon aims to empower 50 million people a year to be more included in opportunities for better everyday health by 2025. Haleon supported Economist Impact in its publication of the world's first Health Inclusivity Index in October 2022. We have supported the creation of the Index to help governments, policymakers, health professionals, civil society organisations and other businesses take evidence-based actions to collectively help improve health inclusivity. By developing a deep understanding of what holds individuals back from getting the right treatment or appropriate level of care, we can understand and inform our own actions as Haleon to help people be more included in better everyday health.

An example of putting this into action is work that Haleon and Microsoft have collaborated on to expand the functionality of the Seeing AI app for use on our consumer healthcare product labels. This tool helps consumers who are blind, visually impaired or have difficulty with reading the labels of products due to low literacy to access Haleon's product label information by scanning the barcode of Haleon products. Consumers can hear important use and safety information as narrated by the Seeing AI app.

Other brand initiatives focused on promoting health inclusivity in 2022 included Theraflu's Rest and Recover Program in the US, and Otrivin's National Schools Partnership on the 'Actions to Breathe Cleaner' program. The World Health Organisation estimates 93% of children are breathing polluted air every day, and the aim of Actions to Breathe Cleaner is to promote adoption of everyday actions that school children can take to reduce the impact of air pollution on their health. This includes in India, where Otrivin through the Actions to Breathe Cleaner program has provided 10,000 'pollution capture pencils' to school children. The mixture used at the core of the pencils was made by mixing graphite with residue collected from twenty-two air purifiers installed by Otrivin at three schools with the poorest air quality in Bengaluru.

These examples represent only highlights of the ways our brands are bringing focus to Health Inclusivity through direct brand actions, support for Health Professionals and building actionable insights through research collaborations.

Building robust corporate governance
Haleon continues to build best practice corporate governance, in line with the requirements of a dual LSE premium listed and NYSE listed company. Board-level governance and committees have been established to ensure alignment with all applicable requirements of the UK Corporate Governance Code, Sarbanes-Oxley Act and New York Stock Exchange Listing Standards. The Group's internal and external operational governance links in directly to the Board-level governance, enabling rapid escalation and visibility.

Operational review

Category performance

Revenue by product category for the twelve months ended 31 December 2022:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1
Oral Health	2,957	2,724	8.6%	5.8%	5.6%
VMS	1,675	1,501	11.6%	5.3%	5.0%
Pain Relief	2,551	2,237	14.0%	9.4%	8.9%
Respiratory Health	1,579	1,132	39.5%	32.6%	32.6%
Digestive Health and Other	2,096	1,951	7.4%	0.9%	2.9%
Group revenue	10,858	9,545	13.8%	8.7%	9.0%

1. Definitions and calculations of non-IFRS measures can be found on pages 24 to 31.

All commentary refers to organic growth performance unless otherwise stated.

Oral Health
●
Sensodyne delivered mid-single digit revenue growth reflecting underlying brand strength, continued innovation and strong growth across key markets particularly India and the Middle East & Africa. Sales in China declined mid-single digit driven by lockdown restrictions.

●
parodontax delivered high-single digit revenue growth, with low-teens percent growth in North America. Throughout the year, consumption supported by innovation remained strong, running at approximately three times that of the market.

●
Denture care revenue was up high-single digit as a result of strong growth in EMEA and LatAm driven by easing of lockdown restrictions coinciding with strong innovation and marketing around the product.

●	In Q4 category growth was mid-single digit, with weakness in Sensodyne in US and China offset by strong growth in India, Middle East Africa and Brazil.

VMS
●	Centrum revenue increased mid-single digit reflecting good growth across Asia Pacific and EMEA & LatAm
●
Emergen-C revenue was up low-single digit with consumption skewed towards Covid related demand and benefiting from new innovations including Emergen-C Kidz. This was despite lapping increased capacity coming on stream in 2021.

●	Caltrate increased mid-single digit given revenue growth in China with a volatile performance throughout the year reflecting Covid lockdowns resulting in decreasing traffic to pharmacies.
●	In Q4 revenue declined low-single digit, with high-single digit growth in Emergen-C and mid-single digit growth in Caltrate partly offset the low-single digit decline in Centrum due to comparatives.

Pain Relief
●	Panadol revenue growth was up high-teens percent with double digit growth across all three regions and particular strength in Middle East & Africa, Australia and South East Asia and Taiwan.
●	Advil revenue growth was low-double digit benefiting from increased incidences of Flu, Covid and RSV. The later particularly led to strong growth and market share gains for Advil Kids in the US.
●	Low-single digit revenue growth from Voltaren with high single digit growth in US and mid-single digit growth in China partly offset by a decline in Germany.
●	Revenue in Q4 was up high single digit due to double digit growth in Panadol and Fenbid, with low single digit growth in Advil and Voltaren.

Respiratory Health
●
A strong cold and flu season, well ahead of the historically low season in 2021 underpinned the results across all regions with sales up c. 30% compared to 2019. This added 3% to Group revenue growth in 2022.

●
Theraflu and Robitussin revenues were up over 50% and Otrivin was up over 30%. Results were underpinned by a number of new innovations including the launch of Theraflu Max in the US which drove incremental share and penetration gain for Theraflu.

Digestive Health and Other
●	Digestive Health which is around half of this reported product category saw growth in Eno. Smokers health revenues declined slightly and Skin health brands were up high-single digit.

Geographical segment performance

Performance by geographical segment for the twelve months ended 31 December:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1	Price1	Vol/Mix1
North America	4,116	3,525	16.8%	5.6%	5.9%	2.9%	3.0%
EMEA and LatAm	4,270	3,877	10.1%	10.0%	10.9%	6.4%	4.5%
APAC	2,472	2,143	15.4%	11.6%	10.6%	2.6%	8.0%
Group	10,858	9,545	13.8%	8.7%	9.0%	4.3%	4.7%

1. Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 24 to 31.

Adjusted operating profit by geographical segment for the twelve months ended 31 December:

	Adjusted operatingprofit (£m)		YoY change	YoY constant currency1
	2022	2021	2022	2022
Group operating profit	1,825	1,638	11.4%	2.3%
Reconciling items between adjusted operating profit and operating profit2	647	534	21.2%	17.0%
Group Adjusted operating profit	2,472	2,172	13.8%	5.9%

North America	1,070	828	29.2%	11.4%
EMEA and LatAm	977	960	1.8%	1.1%
APAC	506	461	9.8%	5.2%
Corporate and other unallocated	(81)	(77)	5.2%	0.0%
Group Adjusted operating profit	2,472	2,172	13.8%	5.9%

1. Definitions and calculations of non-IFRS measures can be found on pages 24 to 31.
2. Reconciling items for these purposes are the Adjusting Items, which are defined under "Use of Non-IFRS Measures". A reconciliation between Operating profit and Adjusted operating profit is included under "Use of Non-IFRS Measures".

Adjusted operating profit margin by geographical segment for the twelve months ended 31 December:

	Adjusted operatingprofit margin (%)		YoY change	YoY constant currency1
	2022	2021	2022	2022
North America	26.0%	23.5%	2.5%	1.3%
EMEA and LatAm	22.9%	24.8%	(1.9)%	(2.0)%
APAC	20.5%	21.5%	(1.0)%	(1.2)%
Group1	22.8%	22.8%	-%	(0.6)%

1. Definitions and calculations of non-IFRS measures can be found on pages 24 to 31.
2. Reconciling items for these purposes are the Adjusting Items, which are defined under "Use of Non-IFRS Measures". A reconciliation between Operating profit and Adjusted operating profit is included under "Use of Non-IFRS Measures".

North America
●
Revenue grew 16.8% on a reported basis. Organic revenue growth was +5.9%, with 2.9% price and 3.0% was volume/mix. During Q4, organic revenue growth was +1.6% with 3.0% price and (1.4)% volume/mix. The slight decline in Volume/Mix in Q4 reflecting the lapping of a tough comparative in 2021 where supply of Advil, Centrum and Emergen-C was increased, reduction in retailers inventories for Sensodyne and in Smokers Health along with a recall at Tums which has now been resolved.

●
Oral Health - revenue flat with Sensodyne flat due to changes in retailer inventory patterns. Consumption of Sensodyne for the year was up mid-single digit with market share gains. Low double-digit growth was seen in parodontax and mid-single digit growth in Denture Care offsetting a decline in Aquafresh.

●
VMS - revenue down low-single digit with low-single digit growth at Emergen-C offset by a modest decline at Centrum. Underlying consumption at Centrum has remained broadly steady throughout the year and the brand continues to see market share gains.

●
Pain Relief - High-single digit revenue growth underpinned by Advil benefitting from price increases and market activation combined with increased demand during periodic Covid waves. Voltaren was up high-single digit.

●
Respiratory Health - revenue growth up mid-thirties percent underpinned by sustained incidences of cold and flu, including some benefit from new Covid variants with similar symptoms, and successful market activation. During Q4, elevated incidences of Cold and Flu led to mid-twenties percent growth across Respiratory Health, with the Cold and Flu sales being significantly ahead of 2019 levels. Theraflu and Robitussin were particularly strong helped by new innovations including Theraflu Max.

●	Digestive Health and Other - revenue up low-single digit with strong growth in Chapstick offset by mid single digit decline in Smokers Health and a slight decline in Digestive Health.
●
Adjusted operating profit margin increased 250bps at AER to 26.0% and by 130bps at CER. Margin expansion was driven by pricing  as well as benefits from productivity improvements, portfolio optimisation and strong cost management. This was partially offset by commodity and freight headwinds and costs incurred as a standalone company. The prior year reflected a favourable comparative following site investments and one time manufacturing write-offs.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)
●
Revenue grew 10.1% on a reported basis. Organic revenue growth was +10.9%, with 6.4% price and 4.5% volume/mix. During Q4, organic revenue growth was +6.8% with 8.8% price and (2.0)% volume/mix. The decline in volume/mix in Q4 reflected declines in Russia.

●	Oral Health - high-single digit revenue growth with good parodontax growth, robust recovery in Denture Care and continued Sensodyne growth, up mid-single digit.
●
VMS - revenue up high-single digit driven by high-single digit growth in Centrum supported by entry into new markets including Egypt in November 2022 along with high single digit growth from local strategic brands.

●	Pain Relief - mid-single digit revenue growth largely reflecting double-digit Panadol growth.
●
Respiratory Health - revenue up low-thirties percent due to a strong cold and flu season significantly ahead of 2019 levels. During Q4, revenue increased high-single digit reflecting strong comparators from prior year and higher seasonal sales in Q3.

●	Digestive Health and Other - revenue up double-digit with good results in all categories.
●
Geographically, LatAm and the Middle East & Africa saw strong double digit revenue growth. Additionally, Europe saw high-single digit revenue growth in Northern Europe and Southern Europe, along with double digit growth across Central and Eastern Europe. This was partly offset by challenging performance in Germany, albeit with a marked improvement during Q4.

●
Adjusted operating profit margin decreased by 190bps at AER to 22.9% or 200bps at CER largely driven by costs incurred as a standalone company and adverse transactional foreign exchange. Beyond this, higher commodity and freight costs were largely offset by pricing and operational efficiency improvements across the business.

Asia-Pacific
●
Revenue grew 15.4% on a reported basis. Organic revenue growth was +10.6%, with 2.6% price and 8.0% volume/mix. This included a one-off benefit of c. 1% related to separation from changes in distribution in Vietnam. During Q4, organic revenue growth was +8.3% with 1.5% price and 6.8% volume/mix.

●
Oral Health - high-single digit revenue growth underpinned by double digit growth at Sensodyne. Results reflected strong growth in India, partly offset by some weakness in China from Covid related lockdowns.

●
VMS - high-single digit revenue growth supported by strong growth in China, South East Asia and Taiwan along with momentum following the launch of Centrum in India. Innovations around gender-based vitamins and probiotics contributed to growth. Caltrate continued to see strong growth with high single digit growth in China.

●
Pain Relief - revenue growth in the twenties percent benefitting from over twenty percent growth in Panadol with strong growth in South East Asia and Taiwan, and Australia. Voltaren was up mid-single digit with good growth in China.

●	Respiratory Health - rebound in cold and flu season resulted in revenue up mid-twenties percent.
●	Digestive Health and Other - revenue slightly down due to weakness in Smokers Health and skin health brands.
●
Performance in South-East Asia, Taiwan and India were particularly strong during the year, up over twenty percent. Revenue in China increased high single digit for the year reflecting softness in the second quarter from Covid related lock downs and a progressive recovery during the second half of the year.

●
Adjusted operating profit margin decreased by 100bps at AER to 20.5% or 120bps at CER due to higher A&P investment and costs incurred to be a standalone company, more than offsetting positive operating leverage from strong revenue growth.

Summary of financial performance (unaudited)

Income statement summary

	2022	2021	%
	£m	£m	change
Total revenue	10,858	9,545	13.8
Gross profit	6,577	5,950	10.5
Adjusted gross profit1	6,772	6,002	12.8
Operating profit	1,825	1,638	11.4
Adjusted operating profit1	2,472	2,172	13.8
Profit before tax	1,618	1,636	(1.1)
Adjusted profit before tax1	2,265	2,170	4.4
Profit after tax attributed to shareholders of the Group	1,060	1,390	(23.7)
Adjusted profit after tax attributed to shareholders of the Group1	1,700	1,652	2.9
Diluted earnings per share2
Reported (p)	11.5	15.1	(23.8)
Adjusted1 (p)	18.4	17.9	2.8

1. Definitions and calculations of non-IFRS measures can be found on pages 24 to 31.
2. Earnings per share calculation for the year ended 31 December 2021 have been adjusted retrospectively as required by IAS 33 "Earnings per share" due to the increase in the number of ordinary shares outstanding as a result of the Demerger activities that took place in July 2022. Diluted earnings per share for the year ended 31 December 2022 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares. There were no dilutive equity instruments for the year ended 31 December 2021.

Revenue

Revenue increased 13.8% to £10,858m (2021: £9,545m). Favourable foreign exchange added £478m to total revenue, mainly due to strengthening of the US Dollar and Chinese Renminbi against sterling. Revenue grew 9.0% organically.

Gross profit

Reported gross profit increased by 10.5% to £6,577m (2021: £5,950m) with gross margin down 170bps at 60.6%. Similarly, Adjusted gross profit increased by 12.8% to £6,772m (2021: £6,002m) with Adjusted gross margin of 62.4% (2021: 62.9%).

Adjusted gross profit growth was largely driven by pricing, favourable mix, Pfizer synergies and ongoing supply chain and manufacturing efficiency benefits. This was offset by higher commodity related costs and freight cost inflation along with transactional FX losses.

Operating profit

Operating profit increased by 11.4% to £1,825m (2021: £1,638m) and operating profit margin decreased by 40bps to 16.8% (2021: 17.2%). Adjusted operating profit increased by 13.8% to £2,472m (2021: £2,172m) and Adjusted operating profit margin at AER was flat at 22.8% and declined by 60bps at CER.

Adjusting items within operating profit totalled £647m in 2022 (2021: £534m), representing £41m (2021: £195m) of costs related to restructuring activities associated with the Pfizer Transaction at a reduced level as we concluded the programme, Separation and Admission costs of £411m (2021: £278m) represented the culmination of costs relating to separating the business from GSK and listing. Amortisation and impairment of £172m (2021: £16m) including Intangible amortisation of £43m (2021: £40m) and an Impairment charge of £129m largely relating to the Preparation H brand and a brand primarily sold in Ukraine. Disposals and others totalled £15m expense (2021: £45m expense) which included £20m of net gains related to the disposal of assets and business changes, offset by other items including a legal provision with respect to PPI litigation. Beyond this, transaction related costs were £8m (2021: £nil).

Adjusted operating profit growth was driven by strong revenue growth including a healthy balance of volume and price/mix, combined with Pfizer synergies partly offset by higher commodity related and raw material costs, freight cost inflation, incremental costs of operating as a standalone company and increased investment in R&D.

For the year, A&P spend was up 4% and flat at CER representing 18.7% of revenue (2021: 20.3%). A&P spend was flat due to scale benefits from bringing production in-house and ceasing advertising in Russia. Consumer facing A&P spend excluding Russia was up 6% (CER) for the year. Adjusted R&D expenditure totalled £303m, up 22.2% and 16.1% at CER (2021: £248m) and included the transfer of additional activities to the R&D functions following the implementation of a new operating model in Q4 FY21.

Net finance costs

Net finance costs increased to £207m, reflecting interest of £258m primarily related to the issuance of £9.2bn in notes in March 2022 offset partly by interest income of £51m mainly related to the on-lend of funds to the GSK Group and the Pfizer Group before the demerger.

Tax charge

The statutory tax charge of £499m (2021: £197m) represented an effective tax rate on IFRS results of 31% (2021: 12%). The 2022 tax charge included a £102m non-cash charge due to the revaluation of US deferred tax liabilities given the increase in the blended rate of US state taxes expected to apply as a result of the demerger. In 2021 the tax charge included a £164m non-cash credit relating to an uplift in the tax basis of certain intragroup brand transfers. The tax charge on an Adjusted basis was £506m (2021: £469m) and the effective tax rate on an Adjusted results basis was 22% (2021: 22%).

Net capital expenditure

Net capital expenditure of £292m (2021: £149m) included £328m (2021: £298m) related to the purchase of PP&E and software. Proceeds from disposals of intangible assets declined to £36m (2021: £137m). There were no proceeds from the sale of PP&E (2021: £12m).

Net debt

At 31 December 2022, the Group's net debt was £9,868m, which included amounts raised as part of the pre-funding commitment for the demerger. Net debt is calculated as follows:

	As at 31 December 2022	As at 31 December 2021
	£m	£m
Cash and cash equivalents	684	414
Short-term borrowings	(437)	(79)
Long-term borrowings	(10,003)	(87)
Derivative financial assets	94	17
Derivative financial liabilities	(206)	(19)
Net Debt	(9,868)	246

As of 31 December 2022, the Group's senior unsecured long-term credit rating was BBB from Standard and Poor's and Baa1 from Moody's.

CONSOLIDATED INCOME STATEMENT (unaudited)
FOR THE YEAR ENDED 31 DECEMBER

	2022	2021
	£m	£m
Revenue	10,858	9,545
Cost of sales	(4,281)	(3,595)
Gross profit	6,577	5,950
Selling, general and administration	(4,483)	(4,086)
Research and development	(300)	(257)
Other operating income	31	31
Operating profit	1,825	1,638
Finance income	51	17
Finance expense	(258)	(19)
Net finance costs	(207)	(2)
Profit before tax	1,618	1,636
Income tax	(499)	(197)
Profit after tax for the year	1,119	1,439
Profit attributable to shareholders of the Group	1,060	1,390
Profit attributable to non-controlling interests	59	49
Basic earnings per share (pence)1	11.5	15.1
Diluted earnings per share (pence)1	11.5	15.1

1.   Earnings per share calculation for the year ended 31 December 2021 have been adjusted retrospectively as required by IAS 33 "Earnings per share" due to the increase in the number of ordinary shares outstanding as a result of the Demerger activities that took place in July 2022. Diluted earnings per share for the year ended 31 December 2022 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potential dilutive shares. There were no dilutive equity instruments for the year ended 31 December 2021.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
FOR THE YEAR ENDED 31 DECEMBER

	2022	2021
	£m	£m
Profit after tax for the year	1,119	1,439
Other comprehensive income/(expenses) for the year
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets	598	(34)
Exchange movements on overseas net assets of non-controlling interests	(10)	-
Fair value movements on cash flow hedges	204	11
Reclassification of cash flow hedges to income statement	(18)	-
Related tax on items that may be subsequently reclassified to income statement1	(44)	(2)
Total	730	(25)
Items that will not be reclassified to income statement:
Remeasurement gains on defined benefit plan	123	27
Related tax on items that will not be reclassified to income statement	(29)	(12)
Total	94	15
Other comprehensive income/(expenses) net of tax for the year	824	(10)
Total comprehensive income, net of tax for the year	1,943	1,429
Total comprehensive income for the period attributable to:
Shareholders of the Group	1,894	1,380
Non-controlling interests	49	49
Total comprehensive income, net of tax for the year	1,943	1,429

1 Includes tax on fair value movements on cash flow hedges of £(48) million, netted off by tax on reclassification of cash flow hedges to the income statement of £4 million.

CONSOLIDATED BALANCE SHEET (unaudited)
AS AT 31 DECEMBER

	2022	2021
	£m	£m
Non-current assets
Property, plant and equipment	1,757	1,563
Right of use assets	142	99
Intangible assets	28,436	27,195
Deferred tax assets	220	312
Post-employment benefit assets	25	11
Derivative financial instruments	44	12
Other non-current assets	132	8
Total non-current assets	30,756	29,200
Current assets
Inventories	1,348	951
Trade and other receivables	1,881	2,207
Loan amounts owing from related parties	-	1,508
Cash and cash equivalents	684	414
Derivative financial instruments	50	5
Current tax receivables	96	166
Total current assets	4,059	5,251
Total assets	34,815	34,451
Current liabilities
Short-term borrowings	(437)	(79)
Trade and other payables	(3,621)	(3,002)
Loan amounts owing to related parties	-	(825)
Derivative financial instruments	(31)	(18)
Current tax payables	(210)	(202)
Short-term provisions	(71)	(112)
Total current liabilities	(4,370)	(4,238)
Non-current liabilities
Long-term borrowings	(10,003)	(87)
Deferred tax liabilities	(3,601)	(3,357)
Post-employment benefit obligations	(161)	(253)
Derivative financial instruments	(175)	(1)
Long-term provisions	(26)	(27)
Other non-current liabilities	(22)	(8)
Total non-current liabilities	(13,988)	(3,733)
Total liabilities	(18,358)	(7,971)
Net assets	16,457	26,480
Equity
Share capital	92	1
Share premium	-	-
Other reserves	(11,537)	(11,632)
Translation reserve	1,046	448
Retained earnings	26,730	37,538
Shareholders' equity	16,331	26,355
Non-controlling interests	126	125
Total equity	16,457	26,480

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
FOR THE YEAR ENDED 31 DECEMBER

							Non-
	Share	Share	Other	Translation	Retained	Shareholders'	controlling	Total
	capital	premium	reserves	reserve	earnings	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	1	-	(11,632)	448	37,538	26,355	125	26,480
Profit after tax	-	-	-	-	1,060	1,060	59	1,119
Other comprehensive income/(expenses)	-	-	142	598	94	834	(10)	824
Total comprehensive income	-	-	142	598	1,154	1,894	49	1,943
Issue of share capital of the former ultimate holding company	21,758	-	-	-	-	21,758	-	21,758
Capital reduction of the former ultimate holding company	(21,758)	-	-	-	-	(21,758)	-	(21,758)
Transactions between the former ultimate holding company and equity shareholder	-	70	-	-	-	70	-	70
Effect of change of ultimate holding company	(1)	(70)	(47)	-	-	(118)	-	(118)
Transactions with equity shareholders	-	-	-	-	(47)	(47)	-	(47)
Distributions to non-controlling interests	-	-	-	-	-	-	(48)	(48)
Dividends to equity shareholders	-	-	-	-	(11,930)	(11,930)	-	(11,930)
Issue of share capital	11,543	10,607	-	-	-	22,150	-	22,150
Capital reduction	(11,451)	(10,607)	-	-	-	(22,058)	-	(22,058)
Share based incentive plans	-	-	-	-	15	15	-	15
At 31 December 2022	92	-	(11,537)	1,046	26,730	16,331	126	16,457

							Non-
	Share	Share	Other	Translation	Retained	Shareholders'	controlling	Total
	capital	premium	reserves	reserve	earnings	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	1	-	(11,652)	482	37,281	26,112	111	26,223
Profit after tax	-	-	-	-	1,390	1,390	49	1,439
Other comprehensive income/(expenses)	-	-	9	(34)	15	(10)	-	(10)
Total comprehensive income	-	-	9	(34)	1,405	1,380	49	1,429
Contribution from parent	-	-	11	-	-	11	-	11
Distributions to non-controlling interests	-	-	-	-	-	-	(35)	(35)
Dividends to equity shareholders	-	-	-	-	(1,148)	(1,148)	-	(1,148)
At 31 December 2021	1	-	(11,632)	448	37,538	26,355	125	26,480

CONSOLIDATED CASH FLOW STATEMENT (unaudited)
FOR THE YEAR ENDED 31 DECEMBER

	2022	2021
	£m	£m
Cash flows from operating activities
Profit after tax	1,119	1,439
Taxation charge	499	197
Net finance costs	207	2
Depreciation of property, plant and equipment and right of use assets	180	174
Amortisation of intangible assets	107	94
Impairment and assets written off, net of reversals	143	1
Gain on sale of intangible assets, property, plant and equipment and businesses	(30)	(31)
Other non-cash movements	24	(22)
Decrease in pension and other provisions	(43)	(36)
Changes in working capital:
Increase in inventories	(292)	(17)
(Increase)/decrease in trade receivables	(85)	14
Increase in trade payables	387	41
Net change in other receivables and payables	171	(190)
Taxation paid	(324)	(310)
Net cash inflow from operating activities	2,063	1,356
Cash flows from investing activities
Purchase of property, plant and equipment	(304)	(228)
Proceeds from sale of property, plant, and equipment	-	12
Purchase of intangible assets	(24)	(70)
Proceeds from sale of intangible assets	36	137
Loans to related parties	(9,211)	-
Proceeds from settlement of amounts invested with GSK finance companies	700	100
Interest received	19	16
Net cash outflow from investing activities	(8,784)	(33)
Cash flows from financing activities
Payment of lease liabilities	(45)	(38)
Interest paid	(163)	(15)
Dividends paid to shareholders	(2,682)	(1,148)
Distributions to non-controlling interests	(48)	(35)
Contribution from parent	18	4
Repayment of borrowings	(1,518)	-
Proceeds from borrowings	11,004	8
Other financing cash flows	345	(12)
Net cash inflow/(outflow) from financing activities	6,911	(1,236)

Increase in cash and cash equivalents and bank overdrafts	190	87
Cash and cash equivalents and bank overdrafts at the beginning of the year	406	323
Exchange adjustments	15	(4)
Increase in cash and cash equivalents and bank overdrafts	190	87
Cash and cash equivalents and bank overdrafts at end of year	611	406
Cash and cash equivalents and bank overdrafts at the end of year comprise:
Cash and cash equivalents	684	414
Overdrafts	(73)	(8)
Cash and cash equivalents and bank overdrafts at end of year	611	406

Appendix

The unaudited financial information shown in this preliminary results announcement was approved by the Board on 01 March 2023. The financial information set out in the preliminary results announcement does not constitute the Group's statutory accounts for the financial years ended 31 December 2022 or 31 December 2021. The financial information for the year ended 31 December 2021 is derived from the prospectus which was published on 1 June 2022. The auditors reported on the 2021 accounts is included within the prospectus; their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under s498(2) or (3) of the Companies Act 2006. The audit of the Group's statutory accounts for the year ended 31 December 2022 is not yet complete. These 2022 statutory accounts will be finalised on the basis of the financial information presented by the Board in this preliminary results announcement. As the 2022 statutory accounts are the first set of consolidated financial statements of the Group, no filings have been delivered to the UK Registrar of Companies. The 2022 statutory accounts will be delivered to the UK Registrar of Companies in due course.

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans" "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof).  All statements, other than statements of historical facts, included in this presentation are forward-looking statements.  Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 17 to 45 of Haleon's prospectus and under "Risk Factors" in Haleon's Registration Statement on Form 20-F. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, the Group restates current year comparatives translating the income statements of consolidated entities from their non-Sterling functional currencies to Pounds Sterling using prior year exchange rates. The currencies which most influence the constant currency results of the Group and their exchange rates are shown in the table below.

	2022	2021
Average rates:
US$/£	1.24	1.38
Euro/£	1.17	1.16
CNY/£	8.31	8.86
Swiss Franc/£	1.18	1.25

Adjusted results

Adjusted Results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted Selling, General and Administration (SG&A), Adjusted Research and Development (R&D), Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net amortisation and impairment of intangible assets, Restructuring costs, Transaction-related costs, Separation and Admission costs, and Disposals and other, in each case net of the impact of taxes (where applicable) (collectively, the Adjusting Items, which are described in Adjusting Items).

We believe that Adjusted Results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

Adjusting items

Adjusted Results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangible assets, excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction-related accounting or other adjustments related to acquisitions including deal costs and other pre-acquisition costs, when there is certainty that an acquisition will complete. It also includes the costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and Admission costs

Costs incurred in relation to and in connection with Separation, UK Admission registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the Exchange Act and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlements and judgements, the impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and Adjusted Results for the years ended 31 December 2022 and 31 December 2021:

2022£m	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs3	Separation and Admissioncosts4	Disposals andothers5	Adjusted Results
Revenue	10,858	-	-	-	-	-	10,858
Gross profit	6,577	172	19	-	4	-	6,772
Gross profit margin %	60.6%						62.4%
Operating profit	1,825	172	41	8	411	15	2,472
Operating profit margin %	16.8%						22.8%
Net finance costs	(207)	-	-	-	-	-	(207)
Profit before tax	1,618	172	41	8	411	15	2,265
Income tax	(499)	(37)	(7)	(2)	(55)	94	(506)
Effective tax rate %	31%						22%
Profit after tax for the year	1,119	135	34	6	356	109	1,759

The following table shows the adjusting items to reconcile cost of sales to adjusted cost of sales.

2022£m	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs3	Separation and Admissioncosts4	Disposals andothers5	Adjusted Results
Cost of sales	(4,281)	172	19	-	4	-	(4,086)
Cost of sales	(4,281)	172	19	-	4	-	(4,086)

The following table shows the adjusting items to reconcile operating expenses to adjusted operating expenses among the relevant components thereof.

2022£m	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs3	Separation and Admissioncosts4	Disposals andothers5	Adjusted Results
Selling, general and administration	(4,483)	-	25	8	407	44	(3,999)
Research and development	(300)	-	(3)	-	-	-	(303)
Other operating income/(expense)	31	-	-	-	-	(29)	2
Operating expenses	(4,752)	-	22	8	407	15	(4,300)

The following table shows the adjusting items to reconcile diluted earnings per share to adjusted diluted earnings per share.

2022	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs3	Separation and Admissioncosts4	Disposals andothers5	Adjusted Results
Profit attributable to shareholders (£m)	1,060	135	34	6	356	109	1,700
Weighted average number of shares (millions)	9,239						9,239
Diluted earnings per share (pence)	11.5	1.4	0.4	0.1	3.8	1.2	18.4

1.        Net amortisation and impairment of intangible assets: includes impairment of intangible assets of £129m and amortisation of intangible assets excluding computer software of £43m.
2.        Restructuring costs: includes amounts related to business transformation activities.
3.        Transaction-related costs: includes amounts related to the acquisition of a manufacturing site.
4.        Separation and Admission costs: includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.
5.        Disposals and others: includes net gains on disposals of assets and business changes totalling £20m, offset by other items including a provision with respect to PPI litigation. The tax effect includes a £102m tax charge related to the revaluation of US deferred tax liabilities due to the increase in the blended rate of US state taxes expected to apply as a result of the demerger.

2021£m	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs	Separation and Admissioncosts3	Disposals andothers4	Adjusted Results
Revenue	9,545	-	-	-	-	-	9,545
Gross profit	5,950	8	44	-	-	-	6,002
Gross profit margin %	62.3%						62.9%
Operating profit	1,638	16	195	-	278	45	2,172
Operating profit margin %	17.2%						22.8%
Net finance costs	(2)	-	-	-	-	-	(2)
Profit before tax	1,636	16	195	-	278	45	2,170
Income tax	(197)	8	(36)	-	(47)	(197)	(469)
Effective tax rate %	12%						22%
Profit after tax for the year	1,439	24	159	-	231	(152)	1,701

The following table shows the adjusting items to reconcile cost of sales to adjusted cost of sales.

2021£m	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs	Separation and Admissioncosts3	Disposals andothers4	Adjusted Results
Cost of sales	(3,595)	8	44	-	-	-	(3,543)
Cost of sales	(3,595)	8	44	-	-	-	(3,543)

The following table shows the adjusting items to reconcile operating expenses to adjusted operating expenses among the relevant components thereof.

2021£m	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs	Separation and Admissioncosts3	Disposals andothers4	Adjusted Results
Selling, general and administration	(4,086)	-	150	-	278	76	(3,582)
Research and development	(257)	8	1	-	-	-	(248)
Other operating income/(expense)	31	-	-	-	-	(31)	-
Operating expenses	(4,312)	8	151	-	278	45	(3,830)

The following table shows the adjusting items to reconcile diluted earnings per share to adjusted diluted earnings per share.

2021	IFRS Results	Net amortisation and impairment of intangibleassets1	Restructuringcosts2	Transaction -related costs	Separation and Admissioncosts3	Disposals andothers4	Adjusted Results
Profit attributable to shareholders (£m)	1,390	24	159	-	231	(152)	1,652
Weighted average number of shares (millions)	9,235						9,235
Diluted earnings per share (pence)	15.1	0.2	1.7	-	2.5	(1.6)	17.9

1.   Net amortisation and impairment of intangible assets: includes impairment of intangible assets of £12m, reversal of impairment of £36m and amortisation of intangible assets excluding computer software of £40m.
2.   Restructuring costs: includes amounts related to business transformation activities.
3.   Separation and Admission costs: includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.
4.   Disposals and others: includes net gains on disposals of assets and businesses totalling £31m, offset by tax indemnities related to business combinations and other expense items totalling £76m. Income tax includes a £164m tax credit related to an uplift of the tax basis of certain intra-group brand transfers.

Organic revenue growth

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next.

Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (MSAs) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

-	current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;
-	current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition;
-
prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;

-	prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and
-
prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an Organic Adjustment.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

-
Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

-	Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products in the period.

The following tables reconcile reported revenue growth for the years ended 31 December 2022 and 31 December 2021 to organic revenue growth for the same period by geographical segment and by product category.

	Geographical Segments
	North	EMEA and
2022 vs 2021 (%)	America	LatAm	APAC	Total
Revenue Growth	16.8	10.1	15.4	13.8
Organic Adjustments of which:	0.3	0.9	(1.0)	0.2
Effect of Acquisitions	-	-	(1.1)	(0.3)
Effect of Disposals	0.1	0.4	-	0.2
Effect of MSAs	0.2	0.5	0.1	0.3
Effect of Exchange Rates	(11.2)	(0.1)	(3.8)	(5.0)
Organic Revenue Growth	5.9	10.9	10.6	9.0
Price	2.9	6.4	2.6	4.3
Volume/Mix	3.0	4.5	8.0	4.7

	Geographical Segments
	North	EMEA and
2021 vs 2020 (%)	America	LatAm	APAC	Total
Revenue Growth	(6.7)	(4.5)	4.3	(3.5)
Organic Adjustments of which:	2.4	3.4	2.0	2.7
Effect of Acquisitions	-	-	-	-
Effect of Disposals	2.5	3.1	2.2	2.7
Effect of MSAs	(0.1)	0.3	(0.2)	-
Effect of Exchange Rates	5.6	4.6	2.8	4.6
Organic Revenue Growth	1.3	3.5	9.1	3.8
Price				2.2
Volume/Mix				1.6

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
2022 vs 2021 (%)	Health	VMS	Relief	Health	Other	Total
Revenue Growth	8.6	11.6	14.0	39.5	7.4	13.8
Organic Adjustments of which:	(0.3)	(0.2)	(0.4)	-	2.2	0.2
Effect of Acquisitions	(0.3)	(0.3)	(0.5)	-	-	(0.3)
Effect of Disposals	-	0.1	0.1	-	0.8	0.2
Effect of MSAs	-	-	-	-	1.4	0.3
Effect of Exchange Rates	(2.7)	(6.4)	(4.7)	(6.9)	(6.7)	(5.0)
Organic Revenue Growth	5.6	5.0	8.9	32.6	2.9	9.0

	Product Categories
					Digestive
	Oral		Pain	Respiratory	Health and
2021 vs 2020 (%)	Health	VMS	Relief	Health	Other	Total
Revenue Growth	(0.8)	0.5	2.1	(12.8)	(9.8)	(3.5)
Organic Adjustments of which:	-	0.3	0.3	6.4	7.6	2.7
Effect of Acquisitions	-	-	-	-	-	-
Effect of Disposals	-	0.3	0.3	6.4	7.5	2.7
Effect of MSAs	-	-	-	-	0.1	-
Effect of Exchange Rates	5.2	3.4	4.1	4.6	5.3	4.6
Organic Revenue Growth	4.4	4.2	6.5	(1.8)	3.1	3.8

Adjusted EBITDA

Adjusted EBITDA is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) after adding back items impacting the comparability of period over period financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

The reconciliation between profit after tax for the year and Adjusted EBITDA for the years ended 31 December 2022 and 31 December 2021 is provided below:

£m	2022	2021
Profit After Tax	1,119	1,439
Add Back: Income tax	499	197
Less: Finance Income	(51)	(17)
Add Back: Finance Expense	258	19
Operating Profit	1,825	1,638
Net amortisation and impairment of intangible assets	172	16
Restructuring costs	41	195
Transaction-related costs	8	-
Separation and Admission costs	411	278
Disposals and others	15	45
Adjusted Operating Profit	2,472	2,172
Add Back: Depreciation of property, plant and equipment	142	139
Add Back: Depreciation of rights of use assets	38	35
Add Back: Amortisation of computer software	64	54
Add Back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	14	13
Adjusted EBITDA	2,730	2,413

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2022 and 31 December 2021 is provided below:

£m	2022	2021
Net cash inflow from operating activities	2,063	1,356
Less: Net capital expenditure	(292)	(149)
Less: Distributions to non-controlling interests	(48)	(35)
Less: Interest paid	(163)	(15)
Add: Interest received	19	16
Free cash flow	1,579	1,173

1. Refer to Net capital expenditure for calculation.

Free cash flow conversion

Free cash flow conversion is calculated as free cash flow, as defined above, divided by profit after tax. Free cash flow conversion is used by management to evaluate the cash generation of the business relative to its profit, by measuring the proportion of profit after tax that is converted into free cash flow as defined above.

The reconciliation of free cash flow conversion for the years ended 31 December 2022 and 31 December 2021 is provided below.

	2022	2021
Free cash flow (£m)	1,579	1,173
Reported profit after tax (£m)	1,119	1,439
Free cash flow conversion (%)	141%	82%

Net capital expenditure

Net capital expenditure includes purchases net of sales of property, plant and equipment and other intangible assets. Net capital expenditure is used by management to measure capital invested in the operating activities of the Group's business. The reconciliation of net capital expenditure for the years ended 31 December 2022 and 31 December 2021 is provided below:

£m	2022	2021
Purchase of property, plant and equipment	(304)	(228)
Proceeds from sale of property, plant and equipment	-	12
Purchase of intangible assets	(24)	(70)
Proceeds from sale of intangible assets	36	137
Net capital expenditure	(292)	(149)

Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group's debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt to the different balance sheet items as at 31 December 2022 and 31 December 2021 is provided below.

£m	2022	2021
Short-term borrowings	(437)	(79)
Long-term borrowings	(10,003)	(87)
Derivative financial liabilities	(206)	(19)
Cash and cash equivalents	684	414
Derivative financial assets	94	17
Net Debt1	(9,868)	246

1.         The sum of the Group's cash and cash equivalents and derivative financial assets exceeded the sum of its short-term borrowings, long-term borrowings and derivative financial liabilities as at the year ended 31 December 2021 (a net cash position).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: March 02,2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary